IMPACT SCIENCE EDUCATION, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016, and 2015

November 10, 2017



Independent Accountant's Review Report

To Management
Impact Science Education, Inc.
El Cerrito, CA

We have reviewed the accompanying balance sheet of Impact Science Education, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 10, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


IMPACT SCIENCE EDUCATION, INC.
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
_____


	2016	**2015**
ASSETS		
CURRENT ASSETS		
Cash	$ 2,909	$ -
TOTAL CURRENT ASSETS	2,909	-
TOTAL NON-CURRENT ASSETS	-	-
TOTAL ASSETS	2,909	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	292	-
TOTAL CURRENT LIABILITIES	292	-
NON-CURRENT LIABILITIES		
Related Party Loan	33,752	3,352
TOTAL LIABILITIES	34,044	3,352
SHAREHOLDERS' EQUITY		
Common Stock (100,000 shares authorized and issued, no par value)	1,000	1,000
Retained Earnings (Deficit)	(32,135)	(4,352)
TOTAL SHAREHOLDERS' EQUITY	(31,135)	(3,352)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,909	$ -

IMPACT SCIENCE EDUCATION, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
Sales	$ -	
Gross Profit	-	-
Operating Expense		
General & Adminstrative	23,602	3,044
Advertising	3,381	98
	26,983	3,142
Net Income from Operations	(26,983)	(3,142)
Other Income (Expense)		
State and Local Taxes	(800)	-
Organizational Costs	-	(1,210)
Net Income	$ (27,783)	$ (4,352)

IMPACT SCIENCE EDUCATION, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (27,783)	$ (4,352)
Change in Accounts Payable	292	-
Net Cash Flows From Operating Activities	(27,491)	(4,352)
Cash Flows From Financing Activities		
Change in Related Party Loan	30,400	3,352
Change in Capital Stock	-	1,000
Net Cash Flows From Investing Activities	30,400	4,352
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	2,909	-
Cash at End of Period	$ 2,909	$ -

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Impact Science Education, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company develops and markets educational materials for primary and secondary school use.

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 extending into the first quarter of calendar year 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2016, the Company had not commenced principal operations or earned any revenue.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

In 2017, the Company adopted an equity compensation plan ("the Plan") for the purpose of attracting and retaining talented personnel. The Plan permits the Company's management to grant to employees the the right to acquire stock from the Company at favorable rates. As of December 31, 2016, no options had been granted under the Plan.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of California. For the two years ended December 31, 2016, and 2015, the Company elected treatment as a subchapter S Corporation for federal income tax purposes. All items of income and expense were passed to the shareholders of the Company for those years, and reported on their individual returns. The Company intends to revoke its S corporation election, and will be taxed as a non-subchapter S corporation beginning in tax year 2018. The Company's federal tax filings for 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2019, and 2020, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, and 2016 remain subject to review by that State until 2020, and 2021, respectively.

NOTE C- DEBT

In 2015, and 2016, the shareholders of the Company advanced funds to the Company for the purpose of financing early stage operations. The Related Party Loans are accrue interest at the rate of 4% per annum, and mature in October of 2019. Payments of interest and principal are deferred until the maturity date, at which time payment of accrued interest and principal is due in full.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 10, 2017, the date that the financial statements were available to be issued.